November 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
Issuer CIK: 0001976517
Issuer File Number: 333-273052/811-23887
Form Type: 8-A12B
Filing Date: November 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Roundhill Magnificent Seven Plus ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications